[Buckeye Letterhead]

February 16, 2011

VIA  EDGAR

Securities and Exchange Commission
Attn.: Ms. Tia Jenkins
100 F Street, N.E.
Washington, D.C. 20549

Re:	Buckeye Technologies Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File No. 001-14030

Dear Ms. Jenkins:

Buckeye Technologies Inc. (sometimes referred to herein as the “Registrant”), submits this response to the letter of January 19, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission to Mr. John B. Crowe regarding the above-referenced Form 10-Q.  For convenience, we have reproduced the Staff’s comments immediately preceding each of the Registrant’s responses.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Note 4: Alternative Fuel Mixture Credits / Cellulosic Biofuel Credits, page 7

Comment

1.	Please explain to us and add disclosure within future filings describing when your noncurrent payable of $41,144 related to the AFMC refunds is expected to be repaid to the U.S. government.

Response

The Registrant submitted to the Commission proposed disclosure responsive to this comment in correspondence filed with the Commission on February 3, 2011 (the “February 3 Correspondence”), as clarified in correspondence to the Commission dated February 7, 2011 (the “February 7 Correspondence”).  The Registrant included this disclosure in its Form 10-Q for the fiscal quarter ended December 31, 2010, filed with the Commission on February 7, 2011 (the “Second Quarter 10-Q”).

Comment

2.
We note you recognized an income tax benefit of $20,462 for CBC claimed for the period from January 1, 2009 to February 1, 2009 and an additional $31,162 of income tax benefit for the incremental benefit from exchanging previously claimed AFMC for CBC based upon your expected ability to utilize the CBC prior to expiration.  We also note the significant reduction in your long-term deferred tax liabilities and the addition of your long-term deferred tax assets at September 30, 2010, in comparison to June 30, 2010.  Please explain to us how the first quarter fluctuations in your deferred tax assets and liabilities relate to both the CBC’s claimed for the period from January 1, 2009 to February 1, 2009 and the incremental benefit realized from exchanging previously claimed AFMC for CBC.  In addition, provide to us a rollforward of your ‘Income tax and alternative fuel mixture credit receivable’ caption within your balance sheet between June 30 and September 30, 2010.

Response

In accounting for the recognition of the benefit of the cellulosic biofuel credit (“CBC”), including the incremental benefit of exchanging previously recognized alternative fuel mixture credits (“AFMC”) for CBC, the Registrant had to make a number of adjustments to the various tax accounts included in its balance sheet as of September 30, 2010. The Registrant is providing supplementally a rollforward of the respective tax accounts on its balance sheet from June 30, 2010 to September 30, 2010, which is attached hereto as Exhibit A.

Deferred tax assets and liabilities accounts include entries to record long term CBC receivable from exchanging AFMC for CBC as well as the tax liability on the incremental CBC taxable income related to the exchange.  Other Liabilities account includes the AFMC cash refunds and AFMC income tax credits that will be paid back in exchange for CBC.

$27,296 of AFMC cash refunds will be exchanged for $55,138 of CBC.  $13,848 of AFMC income tax credits will be exchanged for $27,973 of CBC.  The deferred tax liability on the incremental CBC taxable income related to the exchange is $20,191.  In addition, the $845 tax benefit of future IRS interest deductions related to the exchange is recorded in the deferred tax asset accounts.

Comment

3.
We note that you will continue to evaluate your ability to utilize the remaining available CBC and will record any related changes in estimates when your expected utilization of the available CBC’s change.  Please clarify when you expect to finalize the amount of AFMC refunds to be exchanged for CBC’s.  To the extent the amount of income tax benefit of $31,162 is reasonably possible to change and the effect of the change would be material, please tell us and discuss in future filings the nature and extent of uncertainties associated with the assumptions, estimates and judgment involved in estimating the tax benefit along with the potential impact and timing of the impact on your financial statements.

Response

See Response to Comment #1.  The Registrant submitted to the Commission proposed disclosure responsive to this comment in the February 3 Correspondence, as clarified in the February 7 Correspondence.  The Registrant included this disclosure in its Second Quarter 10-Q.

* * *

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

Buckeye Technologies Inc.

By:	/s/ Steven G. Dean
Steven G. Dean
Senior Vice President and Chief Financial Officer

Exhibit A

Rollforward of “Income tax and alternative fuel mixture credit receivable” Caption in the Registrant’s Balance Sheet

See attached.

Buckeye Technologies
Q1 Fiscal Year 2011 Tax Account Rollforward
(amounts in thousands)

		Income Tax Receivable	Deferred Tax Asset - Current & Other	Deferred Tax Asset - Noncurrent	Deferred Tax Liability	Other Liabilities

Beginning Balance on June 30, 2010		$68,356	$9,541	$0	($56,344)	($12,593)

	Estimated tax provision for Q1 FY 2011	(8,289)	1,874
A	Federal refund for FY 2010	(67,092)
B	Recognition of previously unrecognized CBC	20,462
C	AFMC cash refund to be paid back	(16,706)				(41,144)
D	CBC receivable for exchange of AFMC	33,747	83,111				H
E	Tax payable on incremental income for CBC	(6,164)	(20,191)
F	Interest impact	199	1,290
G	Reclass		(65,012)	14,824	49,742
	Other non-tax activity		(512)			1,421

Ending balance at September 30, 2010		$24,513	$10,101	$14,824	($6,602)	($52,316)

Tickmark Legend
A -	This is the amount of the refund the Company received during Q1 FY2011 related to taxes overpaid in its FY 2010 federal income tax return.
B -	This is the amount of CBC on black liquor produced and used in the business from January 1, 2009 until February 11, 2009 before we began mixing diesel with black liquor to qualify for the AFMC, reduced by the tax payable on CBC income. The amount was recognized in Q1 FY 2011 because on July 9, 2010, the IRS Office of Chief Counsel released legal advice concluding that black liquor sold or used before January 1, 2010, qualifies for the cellulosic biofuel credit (“CBC”).
C-	We have recorded an income tax liability of $57,850 related to the repayment of AFMC refunds to the U.S. government in exchange for CBC. The current portion of the liability is $16,706 and the noncurrent portion is $41,144.
D-	This is the amount of CBC gross benefit (before offset of AFMC exchange described in Note C and taxes payable on the CBC described in Note E) recognized by the Company based on projections of how much AFMC will be exchanged prior to expiration of the CBC on June 30, 2016.
E -	This is the amount of taxes that will be payable against the CBC based on the tax code.
F -	This is the amount of interest that would be owed the U.S. government for the use of funds from the date that the AFMC refunds, expected to be exchanged for CBC, were initially received to July 9, 2010 when the IRS ruled that these credits could be exchanged for CBC.
G -	This is a reclass entry to properly classify our deferred tax assets and liabilities after the impact of the CBC activity.
H-	The $31,162 of income tax benefit for the incremental benefit from exchanging previously claimed AFMC for CBC is comprised of the items enclosed in the box in the table above less $2,335 of accrued interest payable through 7/9/2010.